TOMOTSUNE & KIMURA
SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN
TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

03032058

SEP 15 2003

File No. 82-34673
September 12, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Annual Report 2003;

2. Quarterly Business Report for the First Quarter of Fiscal Year 2003; and

3. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Enclosure

9/16

File No. 82-34673

For Fiscal Year 2003

QUARTERLY BUSINESS REPORT FOR THE FIRST QUARTER

April 1, 2003 through June 30, 2003

NOMURA RESEARCH INSTITUTE, LTD.

(Summary English Translation)

RECENT TOPICS

Several corporate events and achievements of the Company are highlighted, including:

- enhancement of service in an real estate information site (announced on April 24);
- implementation of a survey on utilization of communication network (announced on May 1);
- publication of a policy statement entitled "The Development of Capital Markets and Their Governance" (announced on May 13);
- commencement of provision of "Ageless 80 Advance", a next-generation human resource center system for elderly care services (announced on May 14);
- announcement of economic outlook of Japan and Asia for the fiscal years 2003 and 2004 (announced on May 21 and June 20);
- acquisition of patent for electronic securities and utilization thereof for the development of new solutions (announced on June 12);
- commencement of U.S. patent information services with abstract in Japanese (announced on July 3);
- establishment of NRI WEBrandia, Ltd., a new subsidiary specializing in corporate brand management (announced on July 1); and
- commissioning of full outsourcing of E*Trade Securities' New Online Trade System (announced on July 29).

INTRODUCTION OF BUSINESS

Among the businesses of the Company, the distribution system solution business is highlighted.

FINANCIAL HIGHLIGHTS (Consolidated)

(100 Millions of yen, except for per share data)

	For the three months ended June 30, 2002 (For reference)	For the three months ended June 30, 2003	For fiscal year 2002
Sales	513	527	2,327
System Solution Services	424	429	1,944
Consulting/Knowledge Services	89	98	382
Operating Revenues	51	42	271
Current Profit	55	47	276
Net Profit	36	34	154
Total Assets	2,833	2,621	2,567
Net Assets (shareholders' equity)	1,999	1,952	1,853
EPS (Net Profit per Share) (yen)	80	75	337

Changes in business results, breakdown of sales and sales by business segments are shown in the form of graphs.

OUTLINE OF OPERATIONS (Consolidated)

Outline of Results of Operation for the First Quarter of Fiscal Year 2003

The general economic conditions in and outside Japan and the results of operations of the Company for the first quarter are mentioned.

Significant trends included:

- Total sales increased by 2.6% to 52.7 billion yen.
- Operating profit decreased by 17.3% to 4.2 billion yen.
- Current profit decreased by 14.6% to 4.7 billion yen.
- Net profit for the current period decreased by 5.2% to 3.4 billion yen, due to the sale of shares of related companies.

Results of Operation by Business Segments

System Solution Services

Sales of the System Solution Services increased by 1.0% to 42.9 billion yen.

Consulting/Knowledge Services

Sales of the Consulting/Knowledge Services increased by 9.9% to 9.8 billion yen.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheet (Unaudited)

	(Millions of yen)		
	Three months ended June 30, 2002 (As of June 30, 2002) (For reference)	Three months ended June 30, 2003 (As of June 30, 2003)	Previous Period (As of March 31, 2003)
Assets			
Current assets:			
Cash and deposits	18,919	18,712	26,739
Notes receivable / Accounts receivable	17,654	16,764	31,203
Securities	64,424	69,025	62,020
Others	19,120	24,498	15,574
Total current assets	120,118	129,000	135,538
Fixed assets:			
Tangible fixed assets:			
Buildings and structures	12,714	12,161	12,365
Machinery and equipment	5,462	4,835	5,139
Tools, furniture and fixtures	5,374	5,003	5,134
Land	7,635	7,635	7,635
Total tangible fixed assets	31,186	29,635	30,274
Intangible fixed assets	27,979	34,316	33,816
Investment and others:			
Investment securities	80,708	46,560	33,767
Shares of related companies	9,312	9,133	8,780
Long-term guarantee money paid	8,992	8,976	10,065
Others	5,095	4,489	4,554
Total investment and others	104,109	69,160	57,168
Total fixed assets	163,275	133,112	121,259
Total Assets	283,393	262,112	256,798

Liabilities			
Current liabilities:			
Accounts payable	13,298	13,643	21,312
Accrued income taxes	2,406	2,793	5,127
Others	15,397	14,406	14,040
Total current liabilities	31,102	30,843	40,480
Fixed liabilities:			
Deferred tax liabilities	23,745	11,286	5,554
Accrued severance and retirement benefits	21,706	21,633	22,277
Others	7,475	3,053	3,135
Total fixed liabilities	52,298	35,972	30,967
Total Liabilities	83,400	66,816	71,448
Shareholders' Equity			
Common stock	18,600	18,600	18,600
Capital surplus	14,800	14,800	14,800
Earned surplus	128,475	142,565	140,334
Variance of the estimate of other securities	38,404	19,409	11,797
Equity adjustment from foreign currency translation	-284	-75	-180
Treasury stock	-1	-1	-1
Total Shareholders' Equity	199,993	195,296	185,350
Total Liabilities and Shareholders' Equity	283,393	262,112	256,798

Consolidated Statement of Income (Unaudited)

	(Millions of yen)		
	Three months ended June 30, 2002 (From April 1, 2002 to June 30, 2002)	Three months ended June 30, 2003 (From April 1, 2003 to June 30, 2003)	Previous Period (From April 1, 2002 to March 31, 2003)
Sales	51,397	52,715	232,743
Cost of sales	37,741	40,465	173,545
Gross profit	13,655	12,250	59,198
Selling, general and administrative expenses	8,502	7,987	32,034
Operating revenues	5,153	4,263	27,164
Non-operating revenues:	421	502	1,190
Non-operating expenses:	47	46	727
Current profit	5,527	4,719	27,627
Extraordinary profit:	683	1,757	7,369
Extraordinary loss:	5	111	7,818
Net profit before tax, etc.	6,205	6,365	27,177
Income taxes, etc.	2,605	2,951	11,718
Net profit for the current period	3,600	3,413	15,459

Consolidated Statement of Cash Flows (Unaudited)

	(Millions of yen)		
	Three months ended June 30, 2002 (From April 1, 2002 to June 30, 2002)	Three months ended June 30, 2003 (From April 1, 2003 to June 30, 2003)	Previous Period (From April 1, 2002 to March 31, 2003)
(Cash flow from operating activities)			
Net profit before tax, etc.	6,205	6,365	27,177
Depreciation	2,830	3,229	13,244
Others	-6,292	-3,164	-12,530
Total	2,743	6,431	27,891
Interest and dividend income	315	254	877
Interest expenses	-25	-21	-101
Income taxes paid	-8,513	-5,141	-14,054
Cash flow from operating activities	-5,480	1,522	14,611
(Cash flow from investing activities)			
Payments for purchases of fixed assets	-1,345	-918	-4,734
Proceeds from sales of fixed assets	28	16	14
Payments for purchases of intangible assets	-3,991	-2,721	-16,220
Proceeds from sales of intangible assets	14	32	63
Payments for purchases of investment securities / shares of related companies	-0	-0	-5,920
Proceeds from sales / redemption of investment securities / shares of related companies	177	1,889	7,187
Others	394	58	615
Cash flow from investing activities	-4,721	-1,644	-18,994
(Cash flow from financing activities)			
Payments of long-term borrowings	-152	-152	-608
Payments of dividends	-834	-852	-895
Cash flow from financing activities	-986	-1,004	-1,503
Effect of exchange rate changes on cash and cash equivalents	-671	103	-556
Net increase (decrease) in cash and cash equivalents	-11,859	-1,022	-6,442
Cash and cash equivalents at beginning of the period	95,203	88,760	95,203
Cash and cash equivalents at end of the period	83,343	87,737	88,760

COMPANY DATA

Outline of the Company (as of March 31, 2003)

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Status of Employees by Qualification (as of March 31, 2003)

The numbers of employees by title or qualification thereof are mentioned.

Major Shareholders (as of March 31, 2003)

The names of top ten shareholders are mentioned.

Status of Shares (as of March 31, 2003)

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Shareholding Ratio (as of March 31, 2003)

The shareholding ratio by type of shareholders is shown in the form of graph.

Consolidated Subsidiaries (as of March 31, 2003)

The names of the consolidated subsidiaries are mentioned.

Memorandum for Shareholders (as of March 31, 2003)

The fiscal year end, timing of the ordinary general meeting of shareholders, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

Directors, Corporate Auditors and Executive Officers (as of July 1, 2003)

The names of 15 Directors, 5 Corporate Auditors and 19 Executive Officers are mentioned.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Own Shares

A Report on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. on September 4, 2003. Such report is available for public inspection at the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. for a certain period.